SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at December 23, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: December 23, 2003

* Print the name and title of the signing officer under his signature.

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Great Basin Gold Ltd.
1020 - 800 West Pender Street
Vancouver, BC
Canada V6C 2V6
Tel 604 684-6365
Fax 604 684-8092
Toll Free 1 800 667-2114
http://www.greatbasingold.com

GREAT BASIN UPDATE
BURNSTONE GOLD PROJECT , SOUTH AFRICA

December 23, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX: GBG; AMEX-GBN) reports that technical staff at the British Columbia Securities Commission have advised that in their opinion, based on their review of the independently authored technical report filed on SEDAR on July 17, 2003, disclosure of a "measured" resource for Area 1 at Burnstone is not supported by a compliant technical report and that, accordingly, resources in Area 1 should be considered "indicated" until additional information is provided. Great Basin is addressing this issue with the independent engineering consultants at Behre Dolbear & Company in order to correct any deficiencies, and will file an amended report, which is to be fully compliant with National Instrument 43-101 for mineral projects within the next thirty days.

Extensive core drilling programs continue to define gold-bearing areas on the Burnstone property. At least four gold deposit areas have been identified so far, with resource delineation drilling underway or planned for each area. Since January 2003, Great Basin has drilled 100 holes at Burnstone along a 15 kilometre, northwest to southeast trending mineralized corridor defined by deposit Areas 1 to 3. The total of about 67,200 metres drilled includes 100 master holes, and an average of three deflections off each master hole that provide additional reef samples near to the intersection in the master holes. Drill hole location maps showing the deposit areas outlined and tabulated results are posted on the Company's website. Industry standard practice in South Africa is to report drill results and cut-off grades for resource estimates as thickness-grade values (cmg/t). Drill results posted are weighted average composites of the master holes and their valid deflections, and reported in cmg/t. The drill hole maps for Areas 1 through 4 show thickness-grade contours at 300 and 350 cmg/t.

Since August, drilling has mainly focused on Areas 2 and 3. Forty-two holes (28,100 metres) have been drilled at Area 2, and 14 drill holes (6,300 metres) have targeted Area 3; fifty percent of these holes contain visible gold. Drilling in Area 2 is presently spaced at 400 to 1,000 metres over an area of 3.5 kilometres by 3 kilometres, and the deposit is still open to expansion. Thickness-grade values range from 13 cmg/t to 1074 cmg/t. At Area 3, holes were mainly drilled at 300 metres spacing along two fences, 500 metres apart. A 1 kilometre by 1 kilometre area of greater than 350 cmg/t results has been outlined, with further drilling needed to tie in a 1317 cmg/t result in a lone hole located 1.5 kilometres to the south. Work at site has now stopped for the Christmas season, and will resume on January 8 with four rigs, conducting further drilling at Areas 2 and 3, followed by resource estimates for these areas. Initial drill testing of Area 4, located two kilometres south of Area 1, is also planned to begin early in the new year.

The Burnstone gold property is located approximately 80 kilometres southeast of Johannesburg in an area of open, rolling country that is traversed by major paved highways, railroads, power lines and pipelines, providing excellent infrastructure for development. Skilled labour, construction and mining expertise, equipment and development capital are all at hand to support efficient development of the project. Great Basin holds the option to purchase up to 100% of Southgold Exploration (Pty) Ltd, which in turn has the right to acquire 100% of the Burnstone property.

Great Basin's drilling programs include rigorous quality assurance and quality control ("QA/QC") procedures under the supervision of qualified persons. The in-house qualified person for the drilling program at Burnstone is Daniel Kilby, P.Eng. Resource estimates have been done by independent qualified persons. Details of resource estimates and the QA/QC program are provided in technical reports filed on www.sedar.com. For additional details on the Burnstone gold property, please visit the Great Basin website at www.greatbasingold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuing availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.